Littlefield Corporation
2501 North Lamar Boulevard
Austin, Texas 78705
512-476-5141
512-656-1944 Cell

August 30, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C., 20549

Attention: Theresa A. Messinese

RE: Littlefield Corporation
Item 4.02 Form 8-K
Filed August 17, 2006
File No. 0-24805

Dear Ms. Messinese:

Today we have filed with the SEC Amendment No. 1 to the Form 8-K referenced above. The amendment is intended to assure that the 8-K covers all points required to be disclosed by paragraph (a) of Item 4.02. I understand that you had a short telephone conference with our legal counsel, Lee Polson, on August 28, 2006, concerning our company's intention to file the amended 8-K.

Please note that our original 8-K filing included a statement in the press release attached to it we had estimated that the restatement of our 2005 financial statements would increase operating expenses due to option related compensation by approximately $100,000. The amended 8-K notes that prior statement and states that upon a full review of the underlying transactions, the amount of the restatement due to option related compensation was actually $66,750. We expect to file the amended Form 10-KSB within a day or two of filing the attached Form 8-K/A.

We trust that this information completely responds to your comments. Please contact us if you have questions or require additional information.

Yours truly,

/s/ Jeffrey L. Minch
Jeffrey L. Minch
President, Chief Executive Officer
Littlefield Corporation
2501 North Lamar Boulevard
Austin, Texas 78705

512-476-5141 Ph
512-656-1944 Cell

jminch@littlefield.com

CC: File, Board of Directors, RSC, TZ, Lee Polson, Esq; R. Notley III CPA